As filed with the Securities and Exchange Commission on March 17, 2014.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3
(Amendment No. 10)

(Rule 13e-100)

TRANSACTION STATEMENT UNDER
SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934 AND
RULE 13e-3 THEREUNDER

Rule 13e-3 Transaction Statement
under Section 13(e) of the Securities Exchange Act of 1934

NATIONAL INTERSTATE CORPORATION

Name of Subject Company (issuer)

GREAT AMERICAN INSURANCE COMPANY

a wholly-owned subsidiary of

AMERICAN FINANCIAL GROUP, INC.
(Names of Filing Persons (other person(s))

Common Stock, $0.01 Par Value Per Share
(Title of Class of Securities)

63654U100
(CUSIP Number of Class of Securities)
Mark A. Weiss
Assistant General Counsel
American Financial Group, Inc.
301 East Fourth Street, 27th Floor
Cincinnati, Ohio 45202
Telephone: (513) 579-2520

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

F. Mark Reuter
Keating Muething & Klekamp PLL
1 East Fourth Street, Suite 1400
Cincinnati, Ohio 45202
Telephone: (513) 579-6469

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☒	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation Of Filing Fee
TRANSACTION VALUATION	AMOUNT OF FILING FEE
$285,637,980.00	$36,790.18

*	Estimated for purposes of calculating the amount of the filing fee only. The calculation assumes the purchase of all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of National Interstate Corporation, an Ohio corporation, other than Shares owned by American Financial Group, Inc. (“AFG”) and its subsidiaries, at a purchase price of $30.00 per Share, net to the seller in cash. As of October 30, 2013, there were 19,721,266 Shares outstanding, of which 10,200,000 Shares are owned by subsidiaries of AFG. As a result, this calculation assumes the purchase of 9,521,266 Shares.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities and Exchange Act of 1934, as amended, by multiplying the transaction value by 0.0001288.
☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and date of its filing.
Amount Previously Paid: $36,790.18	Filing Party: American Financial Group, Inc.
Form or Registration No.: Schedule TO	Date Filed: February 18, 2014

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS SCHEDULE 13E-3. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

TABLE OF CONTENTS

Item 15.	ADDITIONAL INFORMATION	1
Item 16.	EXHIBITS	2

INTRODUCTION

This Amendment No. 10 to Schedule 13E-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (the “Schedule 13E-3” or the “Transaction Statement”) is filed by (1) American Financial Group, Inc., an Ohio corporation (“AFG”), and (2) Great American Insurance Company, an Ohio corporation and a direct wholly-owned subsidiary of AFG (“Purchaser”) (collectively, the “Filing Persons”). This Transaction Statement relates to the tender offer by Purchaser to purchase all the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of National Interstate Corporation, an Ohio corporation (“National Interstate”), other than Shares owned by Purchaser, at a purchase price of $30.00 per Share (the “Offer Price”), net to the seller in cash, without interest and less any applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 5, 2014 (as amended and supplemented by the Amended and Restated Offer to Purchase, dated February 21, 2014, and as may be amended or supplemented from time to time, the “Offer to Purchase”) and the related Amended and Restated Letter of Transmittal (as may be amended or supplemented from time to time, the “Letter of Transmittal”)(which, as amended or supplemented from time to time, together constitute the “Offer”).

Under the rules governing “going private” transactions, AFG, Purchaser, and National Interstate are deemed to be engaged in a “going private” transaction and are therefore required to, among other things, express their reasons for the transactions described in the Offer to Purchase, a copy of which is filed as Exhibit (a)(1)(i) of the Schedule TO dated February 5, 2014 and their views as to the fairness of the transactions to National Interstate’s unaffiliated stockholders.

Concurrent with the filing of this Transaction Statement, AFG and Purchaser are filing Amendment No. 10 to the Tender Offer Statement on Schedule TO (as may be amended and supplemented from time to time, the “Schedule TO”) in connection with the Offer.

The information contained in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by National Interstate with the Securities and Exchange Commission (“SEC”) on February 19, 2014, as amended on March 3, 2014, March 10, 2014, March 11, 2014, March 12, 2014, March 12, 2014 and March 13, 2014 (as may be amended or supplemented from time to time, the “Schedule 14D-9”), and the information contained in the Schedule TO, is incorporated by reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Schedule 14D-9 and the Schedule TO.

The cross references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Offer to Purchase of the information required to be included in response to the items of Schedule 13E-3. The information contained in the Schedule TO, including all annexes thereto, is incorporated by reference herein, and the responses to each Item in this Transaction Statement are qualified in their entirety by the information contained in Schedule TO and the annexes thereto.

Item 15.  ADDITIONAL INFORMATION.

For reference, the Offer to Purchase is amended and supplemented as follows:

1.	The following sentence is added to the end of each of sixth paragraph on page 11 under “Special Factors—Section 1. Background” and third full paragraph on page 43 under “The Offer—Section 13. Certain Legal Matters; Regulatory Approvals”:

“At a hearing held by the United States District Court for the Northern District of Ohio on March 14, 2014, the court stated that it would grant a motion for preliminary injunction enjoining the consummation of the Offer. In light of the court’s stated intention, in a press release issued on March 16, 2014, AFG announced that Purchaser is terminating the Offer.”

The information contained in the Exhibits referred to in Item 16 below is incorporated herein by reference and includes a press release issued by AFG on March 16, 2014 regarding the court hearing and the termination of the Offer, which is incorporated by reference to Exhibit (a)(5)(v) to Amendment No. 13 to the Schedule TO, filed on March 17, 2014.

Item 16.  EXHIBITS.

(a)(1)(i)	Offer to Purchase, dated February 5, 2014 (incorporated by reference to the Schedule TO, filed on February 5, 2014).
(a)(1)(ii)	Letter of Transmittal (incorporated by reference to the Schedule TO, filed on February 5, 2014).
(a)(1)(iii)	Notice of Guaranteed Delivery (incorporated by reference to the Schedule TO, filed on February 5, 2014).
(a)(1)(iv)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to the Schedule TO, filed on February 5, 2014).
(a)(1)(v)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to the Schedule TO, filed on February 5, 2014).

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(a)(1)(vi)	Summary Advertisement published in The New York Times on February 5, 2014 (incorporated by reference to the Schedule TO, filed on February 5, 2014).
(a)(1)(vii)	Amended and Restated Offer to Purchase, dated February 21, 2014 (incorporated by reference to the Schedule TO/A, filed on February 21, 2014).
(a)(1)(viii)	Amended and Restated Letter of Transmittal (incorporated by reference to the Schedule TO/A, filed on February 21, 2014).
(a)(1)(ix)	Amended and Restated Notice of Guaranteed Delivery (incorporated by reference to the Schedule TO/A, filed on February 21, 2014).
(a)(1)(x)	Amended and Restated Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to the Schedule TO/A, filed on February 21, 2014).
(a)(1)(xi)	Amended and Restated Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to the Schedule TO/A, filed on February 21, 2014).
(a)(1)(xii)	Solicitation/Recommendation Statement on Schedule 14D-9, dated February 19, 2014 (incorporated by reference to the Schedule 14D-9 filed by National Interstate Corporation on February 19, 2014).
(a)(1)(xiii)	Fairness Opinion of Duff & Phelps, LLC, dated February 17, 2014 (incorporated by reference to Exhibit 99.(a)(12) to the Schedule 14D-9 filed by National Interstate Corporation on February 19, 2014).
(a)(1)(xiv)	Tender Offer Statement on Schedule TO, dated February 5, 2014 (incorporated by reference to the Schedule TO filed on February 5, 2014).
(a)(1)(xv)	Tender Offer Statement (Amendment No. 1) on Schedule TO, dated February 18, 2014 (incorporated by reference to the Schedule TO/A filed on February 18, 2014).
(a)(1)(xvi)	Tender Offer Statement (Amendment No. 2) on Schedule TO, dated February 21, 2014 (incorporated by reference to the Schedule TO/A filed on February 21, 2014).
(a)(1)(xvii)	Tender Offer Statement (Amendment No. 3) on Schedule TO, dated February 24, 2014 (incorporated by reference to the Schedule TO/A filed on February 24, 2014).
(a)(1)(xviii)	Tender Offer Statement (Amendment No. 4) on Schedule TO, dated February 26, 2014 (incorporated by reference to the Schedule TO/A filed on February 26, 2014).
(a)(1)(xix)	Tender Offer Statement (Amendment No. 5) on Schedule TO, dated February 27, 2014 (incorporated by reference to the Schedule TO/A filed on February 27, 2014).
(a)(1)(xx)	Tender Offer Statement (Amendment No. 6) on Schedule TO, dated February 28, 2014 (incorporated by reference to the Schedule TO/A filed on February 28, 2014).
(a)(1)(xxi)	Tender Offer Statement (Amendment No. 7) on Schedule TO, dated March 3, 2014 (incorporated by reference to the Schedule TO/A filed on March 3, 2014).
(a)(1)(xxii)	Tender Offer Statement (Amendment No. 8) on Schedule TO, dated March 4, 2014 (incorporated by reference to the Schedule TO/A filed on March 5, 2014).
(a)(1)(xxiii)	Solicitation/Recommendation Statement (Amendment No. 1) on Schedule 14D-9, dated March 3, 2014 (incorporated by reference to the Schedule 14D-9/A filed by National Interstate Corporation on March 3, 2014).
(a)(1)(xxiv)	Letter from counsel to AFG to counsel to Alan R. Spachman, dated March 6, 2014 (incorporated by reference to the Schedule TO/A filed on March 7, 2014).
(a)(1)(xxv)	Tender Offer Statement (Amendment No. 9) on Schedule TO, dated March 7, 2014 (incorporated by reference to the Schedule TO/A filed on March 7, 2014).
(a)(1)(xxvi)	Tender Offer Statement (Amendment No. 10) on Schedule TO, dated March 7, 2014 (incorporated by reference to the Schedule TO/A filed on March 7, 2014).
(a)(1)(xxvii)	Solicitation/Recommendation Statement (Amendment No. 2) on Schedule 14D-9, dated March 10, 2014 (incorporated by reference to the Schedule 14D-9/A filed by National Interstate Corporation on March 10, 2014).
(a)(1)(xxviii)	Solicitation/Recommendation Statement (Amendment No. 3) on Schedule 14D-9, dated March 11, 2014 (incorporated by reference to the Schedule 14D-9/A filed by National Interstate Corporation on March 11, 2014).
(a)(1)(xxix)	Tender Offer Statement (Amendment No. 11) on Schedule TO, dated March 11, 2014 (incorporated by reference to the Schedule TO/A filed on March 11, 2014).
(a)(1)(xxx)	Tender Offer Statement (Amendment No. 12) on Schedule TO, dated March 12, 2014 (incorporated by reference to the Schedule TO/A filed on March 12, 2014).

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(a)(1)(xxxi)	Solicitation/Recommendation Statement (Amendment No. 4) on Schedule 14D-9, dated March 12, 2014 (incorporated by reference to the Schedule 14D-9/A filed by National Interstate Corporation on March 12, 2014).
(a)(1)(xxxii)	Tender Offer Statement (Amendment No. 13) on Schedule TO, dated March 13, 2014 (incorporated by reference to the Schedule TO/A filed on March 13, 2014).
(a)(1)(xxxiii)	Solicitation/Recommendation Statement (Amendment No. 5) on Schedule 14D-9, dated March 12, 2014 (incorporated by reference to the Schedule 14D-9/A filed by National Interstate Corporation on March 12, 2014).
(a)(1)(xxxiv)	Solicitation/Recommendation Statement (Amendment No. 6) on Schedule 14D-9, dated March 13, 2014 (incorporated by reference to the Schedule 14D-9/A filed by National Interstate Corporation on March 13, 2014).
(a)(5)(i)	Press Release, issued by AFG, dated February 5, 2014 (incorporated by reference to the Schedule TO, filed on February 5, 2014).
(a)(5)(ii)	Press Release, issued by AFG, dated February 18, 2014 (incorporated by reference to Amendment No. 1 to the Schedule TO, filed on February 18, 2014).
(a)(5)(iii)	Press Release, issued by AFG, dated March 3, 2014 (incorporated by reference to Amendment No. 7 to the Schedule TO, filed on March 3, 2014).
(a)(5)(iv)	Press Release, issued by AFG, dated March 6, 2014 (incorporated by reference to Amendment No. 9 to the Schedule TO, filed on March 7, 2014).
(a)(5)(v)	Press Release, issued by AFG, dated March 16, 2014 (incorporated by reference to Amendment No. 13 to the Schedule TO, filed on March 17, 2014).
(b)	None.
(d)	None.
(g)	None.
(h)	None.

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: March 17, 2014

AMERICAN FINANCIAL GROUP, INC.

By:	/s/ Karl J. Grafe
	Name:	Karl J. Grafe
	Title:	Vice President

GREAT AMERICAN INSURANCE COMPANY

By:	/s/ Stephen C. Beraha
	Name:	Stephen C. Beraha
	Title:	Assistant Vice President, Assistant General Counsel and Assistant Secretary

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